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Exhibit 7

GIMSA, S.A. DE C.V. AND SUBSIDIARIES
Computation of ratio of earnings to fixed charges
(Thousands of pesos of purchasing power as of December 31, 2004)

		Mexican GAAP Year ended December 31,					US GAAP Year ended December 31,
		2000	2001	2002	2003	2004	2000	2001	2002	2003	2004
Income before income tax and other items		656,750	613,575	518,518	417,683	403,110	619,177	561,015	461,174	382,759	422,040
Add:
Interest expense		29,034	25,487	13,695	7,378	8,534	29,034	25,487	13,695	7,378	8,534
One-third of operating rental expense		20,003	11,580	13,636	8,486	13,626	20,003	11,580	13,636	8,486	13,626

Earnings	(b)	705,787	650,643	545,849	433,547	425,270	668,215	598,083	488,505	398,623	444,200
Fixed charges
Interest expense		29,034	25,487	13,695	7,378	8,534	29,034	25,487	13,695	7,378	8,534
One-third of operating rental expense		20,003	11,580	13,636	8,486	13,626	20,003	11,580	13,636	8,486	13,626

Total Fixed charges	(a)	49,037	37,068	27,331	15,864	22,160	49,037	37,068	27,331	15,864	22,160
Ratio of earnings to fixed charges	(b)/(a)	14.39	17.55	19.97	27.33	19.19	13.63	16.13	17.87	25.13	20.05

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GIMSA, S.A. DE C.V. AND SUBSIDIARIES Computation of ratio of earnings to fixed charges (Thousands of pesos of purchasing power as of December 31, 2004)